COLE CREDIT PROPERTY TRUST IV, INC.
SUPPLEMENT NO. 10 DATED SEPTEMBER 10, 2012
TO THE PROSPECTUS DATED FEBRUARY 15, 2012
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust IV, Inc. dated February 15, 2012, Supplement No. 6 dated July 25, 2012, which superseded and replaced all previous supplements to the prospectus, Supplement No. 7 dated August 1, 2012, Supplement No. 8 dated August 9, 2012 and Supplement No. 9 dated August 17, 2012. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust IV, Inc.;
(2)	recent real property investments; and
(3)	potential real property investments.
Status of Our Public Offering
The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the Securities and Exchange Commission on January 26, 2012. Of these shares, we are offering 250,000,000 shares in a primary offering and up to 50,000,000 shares pursuant to our distribution reinvestment plan. During the month of August 2012, we accepted investors’ subscriptions for, and issued, approximately 3.9 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $38.8 million. As of September 6, 2012, we had accepted investors’ subscriptions for, and issued, approximately 12.0 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $120.2 million. We also have satisfied special escrow provisions for residents of certain states, but as of September 6, 2012 we had not satisfied the special escrow provisions for residents of Pennsylvania and, therefore, we have not accepted subscriptions from residents of Pennsylvania.
We will offer shares of our common stock pursuant to the offering until January 26, 2014, unless all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering in the offering have not been sold by January 26, 2014, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prospectus Summary - Description of Real Estate Investments” on page 10 of the prospectus, as supplemented to date.
Description of Real Estate Investments
As of September 6, 2012, our investment portfolio consisted of 30 properties located in 16 states, consisting of approximately 434,000 gross rentable square feet of commercial space. We acquired 13 properties between August 7, 2012 and September 6, 2012, which are listed below.

				Rentable
		Number of		Square
Property Description	Type	Tenants	Tenant(s)	Feet	Purchase Price
Benihana Portfolio – Various (1)	Restaurant	4	Various	36,911	$17,335,757
Wawa – Cape May, NJ	Convenience Store	1	Wawa, Inc.	5,594	7,639,896
Wawa – Galloway, NJ	Convenience Store	1	Wawa, Inc.	5,605	8,123,926
Stripes Portfolio I – Various (2)	Convenience Store	3	Stripes LLC	14,216	8,228,130
Stripes Portfolio II – Various (3)	Convenience Store	3	Town & Country Food Stores, Inc.	11,433	16,936,887
Pick’n Save – Sheboygan, WI	Grocery	1	Roundy’s Supermarkets, Inc.	70,000	14,122,000
				143,759	$72,386,596

(1)	The Benihana Portfolio consists of four single-tenant commercial properties located in Florida, Illinois, Minnesota and and Texas, which were purchased under individual sale-leaseback agreements with Benihana National of Florida
Corp., Benihana Lombard Corp., The Samurai, Inc. and Benihana Woodlands Corp., respectively, as tenants. The properties are subject to individual lease agreements with identical terms.
(2)	The Stripes Portfolio I consists of three single-tenant commercial properties located in Texas, which are subject to individual lease agreements with identical terms.
(3)	The Stripes Portfolio II consists of three single-tenant commercial properties located in Texas, which are subject to individual lease agreements with identical terms.
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies - Real Property Investments” beginning on page 104 of the prospectus, as supplemented to date.
Real Property Investments
 We engage in the acquisition and ownership of commercial properties throughout the United States. We invest primarily in retail and other income-producing commercial properties located throughout the United States.
As of September 6, 2012, we, through separate wholly-owned limited liability companies and limited partnerships, owned 30 properties located in 16 states, consisting of approximately 434,000 gross rentable square feet of commercial space. The properties generally were acquired through the use of proceeds from our initial public offering and proceeds from our revolving credit facility. We acquired 13 properties between August 7, 2012 and September 6, 2012, which are listed below.

		Year	Purchase	Fees Paid to	Initial	Average	Physical
Property Description	Date Acquired	Built	Price	Sponsor (1)	Yield (2)	Yield (3)	Occupancy
Benihana Portfolio – Various (4)	August 21, 2012	Various	$17,335,757	$346,715	7.85%	7.85%	100%
Wawa – Cape May, NJ	August 29, 2012	2005	7,639,896	152,798	6.75%	6.75%	100%
Wawa – Galloway, NJ	August 29, 2012	2005	8,123,926	162,479	6.75%	6.75%	100%
Stripes Portfolio I – Various (5)	August 30, 2012	Various	8,228,130	164,563	7.14%	7.14%	100%
Stripes Portfolio II – Various (6)	August 30, 2012	Various	16,936,887	338,738	7.14%	7.14%	100%
Pick’n Save – Sheboygan, WI	September 6, 2012	2012	14,122,000	282,440	7.67%	8.05%	100%
			$72,386,596	$1,447,733

(1)	Fees paid to sponsor are payments made to an affiliate of our advisor for acquisition fees in connection with the
	property acquisition. For more detailed information on fees paid to our advisor or its affiliates, see the section
	captioned “Management Compensation” beginning on page 73 of the prospectus.
(2)	Initial yield is calculated as the current annualized rental income for the in-place leases at the respective property
	divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and acquisition
	fees paid to our advisor or its affiliates. In general, our properties are subject to long-term triple net or double net
	leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. The
	majority of our properties are subject to triple net leases. Accordingly, our management believes that current
	annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.
(3)	Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place
	leases over the non-cancellable lease term at the respective property divided by the property purchase price adjusted
	for certain seller credits, exclusive of acquisition costs and acquisition fees paid to our advisor or its affiliates. In
	general, our properties are subject to long-term triple net or double net leases, and the future costs associated with the
	double net leases are unpredictable and may reduce the yield. The majority of our properties are subject to triple
	net leases. Accordingly our management believes that average annual rental income is a more appropriate figure
	from which to calculate average yield than net operating income.

(4)	The Benihana Portfolio consists of four single-tenant commercial properties located in Florida, Illinois, Minnesota and Texas, which were purchased under individual sale-leaseback agreements with Benihana National of Florida
Corp., Benihana Lombard Corp., The Samurai, Inc. and Benihana Woodlands Corp., respectively, as tenants. The properties are subject to individual lease agreements with identical terms.
(5)	The Stripes Portfolio I consists of three single-tenant commercial properties located in Texas, which are subject to individual lease agreements with identical terms.
(6)	The Stripes Portfolio II consists of three single-tenant commercial properties located in Texas, which are subject to individual lease agreements with identical terms.
The following table sets forth the principal provisions of the lease terms for the major tenants of the properties listed above:

			Current		Base Rent
		Renewal	Annual Base		per Square
Property	Major Tenants (1)	Options (2)	Rent		Foot	Lease Term (3)
Benihana Portfolio – Various	Various	6/5 yr.	$1,360,857	(4)	$36.87	8/21/2012	8/31/2032
Wawa – Cape May, NJ	Wawa, Inc.	6/5 yr.	515,693		92.19	8/29/2012	5/31/2026
Wawa – Galloway, NJ	Wawa, Inc.	6/5 yr.	548,366		97.84	8/29/2012	5/31/2026
Stripes Portfolio I – Various	Stripes LLC	5/5 yr.	587,190	(5)	41.30	8/30/2012	9/27/2027
Stripes Portfolio II – Various	Town & Country Food Stores, Inc.	5/5 yr.	1,208,678	(5)	105.72	8/30/2012	11/12/2027
Pick’n Save – Sheboygan, WI	Roundy’s Supermarkets, Inc.	4/5 yr.	1,082,900	(6)	15.47	9/6/2012	12/31/2031

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the respective
	property.
(2)	Represents number of renewal options and the term of each option.
(3)	Represents lease term beginning with the later of the purchase date or the rent commencement date through the
	end of the non-cancellable lease term, assuming no renewals are exercised. Pursuant to each of the leases, the tenants
	are required to pay substantially all operating expenses in addition to base rent.
(4)	The annual base rent under the leases increases every two years by the lesser of the cumulative percentage increase
	in the Consumer Price Index over the preceding two-year period or 4% of the then-current annual base rent.
(5)	The annual base rent under the leases increases every five years by the lesser of the cumulative percentage increase
	in the Consumer Price Index over the preceding five-year period or 10% of the then-current annual base rent.
(6)	The annual base rent under the lease increases every five years by $35,000.
Tenant Lease Expirations
The following table sets forth the lease expirations for each of our properties acquired as of September 6, 2012 for each of the next ten years and thereafter assuming no renewal options are exercised. For purposes of the table, the Total Annual Base Rent column represents annualized base rent, based on rent in effect on January 1 of the respective year, for each lease that expires during the respective year.

	Number of	Square	Total Annual	% of Total
Year Ending December 31,	Leases Expiring	Feet Expiring	Base Rent	Annual Base Rent
2012	—	—	$—	—%
2013	—	—	—	—%
2014	—	—	—	—%
2015	1	3,900	42,900	* %
2016	1	1,200	20,644	* %
2017	3	5,700	117,692	1%
2018	—	—	—	—%
2019	—	—	—	—%
2020	1	44,925	889,515	9%
2021	—	—	—	—%
2022	1	12,259	220,664	2%
Thereafter	28	365,099	8,802,958	87%
	35	433,083	$10,094,373	99%

*	Represents less than 1% of the total annual base rent.
Depreciable Tax Basis
For federal income tax purposes, the aggregate depreciable basis in the 13properties described in this prospectus supplement is approximately $59.4 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method and a mid-month convention. The preliminary depreciable basis in these 13 properties is estimated, as of September 6, 2012, as follows:

Wholly-owned Property	Depreciable Tax Basis
Benihana Portfolio – Various	$14,215,321
Wawa – Cape May, NJ	6,264,715
Wawa – Galloway, NJ	6,661,619
Stripes Portfolio I – Various	6,747,067
Stripes Portfolio II – Various	13,888,247
Pick’n Save – Sheboygan, WI	11,580,040
$59,357,009
We currently have no plan for any renovations, improvements or development of the properties listed above, and we believe all of our properties are adequately insured. We intend to obtain adequate insurance coverage for all future properties that we acquire.
Potential Real Property Investments
Our advisor has identified certain properties as potential suitable investments for us. The acquisition of each such property is subject to a number of conditions. A significant condition to acquiring any one of these potential acquisitions is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price. An additional condition to acquiring these properties may be securing debt financing to pay the balance of the purchase price. Such financing may not be available on acceptable terms or at all.
Other properties may be identified in the future that we may acquire prior to or instead of these properties. Due to the considerable conditions that must be satisfied in order to acquire these properties, we cannot make any assurances that the closing of these acquisitions is probable. The properties currently identified are listed below.

			Approximate
	Expected	Approximate	Compensation to
Property	Acquisition Date	Purchase Price	Sponsor (1)
Advance Auto – Corydon, IN (2)	September 2012	$1,513,393	$30,268
Marquis – Williamsburg, VA (3)	September 2012	14,400,000	288,000
Mattress Firm – Pineville, NC	September 2012	3,389,000	67,780
		$19,302,393	$386,048

(1)		Approximate fees paid to sponsor represent amounts payable to an affiliate of our advisor for acquisition fees in connection with the property acquisition.
(2)		This potential property was previously disclosed in Supplement No. 8 dated August 9, 2012.
(3)		This potential property was previously disclosed in Supplement No. 9 dated August 17, 2012.
The potential property acquisitions are subject to net leases, pursuant to which each tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent.

	Number of		Rentable	Physical
Property	Tenants	Tenant(s)	Square Feet	Occupancy
Advance Auto – Corydon, IN	1	Advance Stores Company, Inc.	6,895	100%
Marquis – Williamsburg, VA	2	Kohl’s Department Stores, Inc./ Dick’s Sporting Goods, Inc.	134,911	100%
Mattress Firm – Pineville, NC	1	Mattress Firm, Inc.	10,837	100%
			152,643

The table below provides leasing information for the major tenants at each potential property:

			Current	Base Rent
		Renewal	Annual Base	per Square
Property	Major Tenants (1)	Options (2)	Rent	Foot	Lease Term (3)
Advance Auto – Corydon, IN	Advance Stores Company, Inc.	3/5 yr.	$117,258	$17.01	8/15/2012	7/31/2027
Marquis – Williamsburg, VA	Kohl’s Department Stores, Inc.	6/5 yr.	731,500	8.14	2/1/2012	1/31/2028
	Dick’s Sporting	4/5 yr.	270,000	6.00	2/1/2012	1/31/2017
	Goods, Inc.		292,500	6.50	2/1/2017	1/31/2022
Mattress Firm – Pineville, NC	Mattress Firm, Inc.	2/5 yr.	279,595	25.80	11/1/2012	10/30/2017
			307,554	28.38	11/1/2017	10/30/2022
			338,311	31.22	11/1/2022	10/31/2023

(1)			Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the property.
(2)			Represents number of renewal options and the term of each option.
(3)			Represents lease term beginning with the current rent period through the end of the non-cancellable lease term, assuming no renewals are exercised.
We expect to purchase the properties with proceeds from our ongoing offering of our common stock and available debt proceeds from our Amended Credit Facility. We may use the properties as collateral in future financings.

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